U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sir or Madam,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that CH2M HILL Companies, Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, with a filing date of March 1, 2013 with the Securities and Exchange Commission, which disclosure is incorporated herein by reference.

Sincerely,

CH2M HILL Companies, Ltd.

/s/ Lee A. McIntire	/s/ Michael A. Lucki
Lee A. McIntire	Michael A. Lucki
Chief Executive Officer	Senior Vice President & Chief Financial Officer